Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

March 28, 2013

Perry Hindin Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Prime Acquisition Corp. Schedule TO-I Filed February 26, 2013 File No. 005-86162

Dear Mr. Hindin:

On behalf of our client, Prime Acquisition Corp. (the “Company”), we hereby provide a response to oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on March 27, 2013 regarding the Company’s Schedule TO-I filed February 26, 2013 (the “Schedule TO”).

The Staff has requested that the Company provide the Staff with the Company’s analysis of why Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”) is not applicable to the tender offer currently being conducted by the Company.

Rule 13e-3 requires an issuer engaging in a “going private” tender offer to provide disclosures in addition to those typically required in connection with a tender offer. Rule 13e-3 defines a Rule 13e-3 transaction as including a tender offer by an issuer or its affiliate which has either a reasonable likelihood or purpose of producing, either directly or indirectly, either of the following effects (among others):

1. Causing the issuer to become eligible to terminate the registration of a class of equity securities registered under the 1934 Act; or

2. Causing a class of equity securities listed on a national securities exchange to no longer be listed on a national securities exchange.

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A limited liability partnership including professional corporations

Mr. Perry Hindin U.S. Securities and Exchange Commission March 28, 2013 Page 2

The Company does not believe that Rule 13e-3 is applicable to it for the following reasons:

A.    The Company was eligible to terminate the 1934 Act registration of its equity securities prior to conducting the tender offer.

Pursuant to 1934 Act Section 12(g)(4), an issuer may terminate the registration of a class of securities under the 1934 Act if the number of record holders of the class of securities is less than 300. The Company has had, since its formation through the date hereof, fewer than 20 record holders of all classes of its equity securities. Therefore, the Company was eligible to terminate the registration of its equity securities prior to conducting the tender offer, and, therefore, the tender offer cannot cause the Company to become eligible to terminate its 1934 Act registration.

B.    The purpose of the tender offer is not to cause the Company to no longer be listed on a national securities exchange.

The Company is currently listed on Nasdaq and does not wish to be delisted from Nasdaq. This is evidenced by the following:

•	The Company entered into a letter of intent relating to a potential business combination that specifies that the business combination will be conditioned on the Company being listed on Nasdaq until the consummation of the business combination and on the Company receiving approval for continued listing on Nasdaq following the business combination.

•	The Company is conducting the tender offer to allow shareholders to receive a pro-rata portion of its trust account because the Company believes that conducting the tender offer is the only way that it can allow shareholders to receive a pro rata portion of the trust account and still extend the life of the Company, and continue to be listed on Nasdaq. In the tender offer documents, the Company recommends that shareholders do not tender their shares in connection with the tender offer.

•	The Company submitted a preliminary plan of compliance to Nasdaq to maintain its listing after receiving a notice from Nasdaq that it was not in compliance with Nasdaq’s rules relating to maintaining a minimum number of round-lot holders.

Based on the foregoing, it is clear that the purpose of the tender offer is not to delist from a national securities exchange.

C.    The tender offer does not have a reasonable likelihood of causing the Company to no longer be listed on a national securities exchange.

The Company does not believe that the tender offer will create a reasonable likelihood that the Company will be delisted from Nasdaq for the following reasons:

•	The tender offer could only cause the Company to be delisted from Nasdaq by reducing the number of round-lot holders to less than 300 (all of the other applicable listing criteria will be exceeded in connection with a successful tender offer). However, as the Staff is aware, the Company has already received a notice from Nasdaq that it does not meet Nasdaq’s minimum round-lot holder requirement. Therefore, regardless of the number of shareholders that tender shares in the tender offer, the tender offer cannot cause the Company to be delisted from Nasdaq because the only continued listing criteria that a successful tender offer could cause the Company to violate has already been violated by the Company.

Mr. Perry Hindin U.S. Securities and Exchange Commission March 28, 2013 Page 3

•	As discussed above, the Company must remain listed on Nasdaq to complete its contemplated business combination. Therefore, the Company’s management team is obligated, in accordance with the letter of intent, to use its best efforts to remain listed on Nasdaq, including by submitting an updated plan of compliance to Nasdaq by April 12, 2013, the last day by which Nasdaq will permit it to submit such a plan. The updated plan of compliance will provide Nasdaq with updated information on the business combination, the number of round-lot shareholders remaining with the Company, and the Company’s efforts to increase its shareholder base. For example, the Company has engaged investment bankers to assist it with increasing its shareholder base.

•	The Company’s management team has already undertaken efforts to increase its shareholder base by attempting to increase the number of retail holders. Due to these efforts, the Company’s management team believes that the number of round lot shareholders will not decline significantly after the completion of the tender offer.

Based on the foregoing, the Company does not believe that there is a reasonable likelihood that the completion of the tender offer will cause a delisting of the Company’s securities from a national securities exchange, and that, therefore, Rule 13e-3 is not applicable to the tender offer.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso